VIA EDGAR TRANSMISSION

April 3, 2019

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attn: Kevin Woody

Re:	Merus N.V.

Registration Statement on Form F-1

Filed December 27, 2019, as amended

Registration No. 333-229044

Dear Mr. Woody:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on Friday, April 5, 2019 at 4:00 p.m. Eastern Time or as soon thereafter as practicable, or at such later time as Merus N.V. (the “Company”) or its counsel may request via telephone call to the staff. Please contact Peter Handrinos of Latham & Watkins LLP, counsel to the Company, at (617) 948-6060, or in his absence, Jennifer Yoon at (617) 880-4540, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely yours,

Merus N.V.

By:	/s/ Ton Logtenberg
Ton Logtenberg
President, Chief Executive Officer and Principal Financial Officer

cc:	Peter Silverman, General Counsel, Merus N.V.

Peter Handrinos, Latham & Watkins LLP